Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

12 February 2020

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
Sydney, NSW 2000

Dear Sir/Madam
Results for Announcement to the Market

James Hardie announced today its results for the 3rd quarter and nine months ended 31 December 2019 and is filing the following documents with the ASX:

1. ASX Coversheet;
2. Media Release;
3. Management’s Analysis of Results
4. Management Presentation
5. Condensed Consolidated Financial Statements

Copies of each of these documents is also available on James Hardie’s investor relations website at www.ir.jameshardie.com.au.

For further information contact:
Jason Miele, Vice President, Investor and Media
Email: media@jameshardie.com
Phone: + 61 2 8845 3352

This release is authorized by the Board of Directors of James Hardie Industries plc.
James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),
Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA),
Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden).
Chief Executive Officer and Director: Jack Truong (USA)
Company number: 485719
ARBN: 097 829 895